[Husch Blackwell LLP Letterhead]

June 4, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise MLP Fund, Inc. (the “Company”) File Numbers 811-22409 and 333-209943

To the Commission:

On April 16, 2018, the Company filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.  The Company has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Cover Page

1.             Comment:        The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:        The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company

2.             Comment:        Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:        The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

3.             Comment:        The cover states that the Company investment focus is “primarily on ‘midstream’ energy infrastructure MLPs.”  Please explain to us whether the Company will invest in foreign or emerging market securities and if so, please provide appropriate disclosure in the discussion of the principal investment policies and principal risks.

Response:        The Company hereby confirms that investing in foreign companies, including emerging market companies, is not a principal investment strategy of the Company.

Prospectus Summary – Principal Investment Policies (page 3)

4.             Comment:        In the second paragraph after the bullets, please revise to clarify that the Company may investment up to 100% of Total Assets in cash only when taking a temporary defensive position.

Response:        The Company has revised this paragraph to make this clarification.

Prospectus Summary – Company Risks – Hedging Strategy Risk (page 7)

5.             Comment:        Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 80% of its total assets in the securities of energy infrastructure MLPs, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 80% policy.

In addition, please explain to us how the Company’s derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company’s derivatives is not used for purposes of calculating Managed Assets.

Response:        The Company’s derivative instruments are valued by a third party valuation firm for purposes of the Company’s 80% policy and for purposes of calculating Managed Assets.  Notional value is not used for purposes of calculating compliance with the Company’s 80% policy or for purposes of calculating Managed Assets.

Summary of Company Expenses (page 9)

6.             Comment:        With regard to Dividend Reinvestment Plan Expenses (in dollars) in the table, the disclosure on page 49 states that there is a $15 transaction fee, please add this to the line item in the table for Dividend Reinvestment Plan Expenses (in dollars).  See Instruction 4 to Item 3 of Form N-2.

Response:        The Company has made the requested revisions to the table.

7.             Comment:        Also, in the table, last year the Deferred Income Tax Expense was 6.07% and it current reads “-.”  Please confirm the current disclosure is accurate or revise accordingly.

Response:        The Company hereby confirms that the current disclosure is accurate.

Leverage – Annual Expenses as Percentage of Managed Assets Table (page 30-31)

8.             Comment:        Please modify the formatting of the table on page 31 to distinguish from the fee table required by Form N-2 that appears on page 9.  Modifications can be made by changing the format or font of the table.

Response:        The formatting of this table has been revised to distinguish it from the table on page 9.

Part C – Item 25

9.             Comment:Please revise 1. Financial Statements to refer to the audited financial statements dated November 30, 2017 rather than 2016.

Response:        The Company has made this revision.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 or Steve Carman at 512-370-3451 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc: Steven F. Carman